VictoryBase Corporation

PO Box 617

Roanoke, Texas 76262

March 7, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re: VictoryBase Corporation

CIK No. 0001836735

Offering Statement on Form 1-A

Filed December 9, 2021, as amended on

December 29, 2021 and February 1, 2022

File No. 024-11748

REQUEST FOR ACCELERATION OF QUALIFICATION

Ladies and Gentlemen:

VictoryBase Corporation respectfully requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11748), as amended, so that it may be qualified at 10:00 a.m. Eastern Standard Time on March 9, 2022, or as soon thereafter as practicable.

Please contact Douglas W. Clayton of Cantey Hanger LLP, counsel to the Company, at (817)-877-2890 or by email, dclayton@canteyhanger.com, with any questions with respect to this request.

Very truly yours,

VictoryBase Corporation

/s/ THOMAS PAQUIN

Thomas Paquin

Chief Executive Officer